EXHIBIT 1

 FOR IMMEDIATE RELEASE

OPEN LETTER TO DELL STOCKHOLDERS
AND DELL SPECIAL COMMITTEE

New York, New York July 1, 2013:  Carl Icahn and his affiliates today issued the following letter to stockholders of Dell Inc. and members of the Dell Special Committee.

Dear Fellow Dell Stockholders AND Members of the Dell Special Committee:

$5.2 BILLION COMMITTED

We are pleased to inform you that we have obtained lender commitments for the $5.2 billion in debt financing that we said we would obtain (including $1.6 billion from Jefferies Finance LLC).  Jefferies has advised us that they are completing the paperwork and the commitment letters will be publicly filed after the market close today.  With that we put an end to the unwarranted speculation by Dell that our money would not be available.

OUR $14 DOLLAR DELL SELF TENDER PROPOSAL

With the $5.2 billion in committed debt financing, $7.5 billion from cash on the Dell balance sheet and $ 2.9 billion to be derived from the sale of receivables, Dell will have the aggregate $15.6 billion necessary to conduct our proposed self tender by Dell for approximately 1. 1 billion Dell shares at $14 per share (the “$14 Tender Offer”).  Following completion of the $14 Tender Offer Dell will have approximately $4.9 billion of cash remaining.  Also, our lender commitments permit an additional $1.5 billion revolver for Dell should that become necessary.

Icahn and Southeastern Asset Management have agreed not to tender into the $14 Tender Offer.  Therefore, even if the $14 Tender Offer is fully subscribed, stockholders will receive $14 per share for at least approximately 72% of their Dell stock -- and an even higher percentage if other stockholders believe, like us, that Dell’s best days are ahead of it and decide to hold onto their Dell shares.

If the $14 Tender Offer is fully subscribed, 670 million shares would remain outstanding.  Based on the fiscal year 2015 BCG Base Case as set forth in Dell’s Proxy Statement* (and even without taking into account the cost reduction opportunities identified by BCG), we believe the earnings per share for those remaining shares would be $3.72 per share.  Assuming 75% of BCG’s productivity cost reductions set forth in Dell’s Proxy Statement are attained, earnings per share for those remaining shares would be as high as $5.51 per share.  In other words, in our proposal tendering stockholders would receive $14 per share for at least 72% of their shares and, based on this BCG analysis, their remaining shares would be earning between $3.72 and as high as $5.51 per share. We therefore believe that it is self-evident our proposal is far superior to the $13.65 offered by Michael Dell/ Silver Lake.**

Dell stockholders should note that, despite Dell’s recent drumbeat of rapid deterioration, the recently reported performance in 1QFY14 and management’s operational decisions particularly regarding PC pricing, Dell has not retracted its Final Fiscal Year 2014 Board Case EBITDA of $3.6 billion (as disclosed in the Dell Proxy Statement), nor any of the projected BCG cases for fiscal years 2014 to 2017.  Further, based on statements by Dell’s management, we believe that Dell's recent aggressive PC pricing discounts are designed to buy meaningful market share while sacrificing near-term margins – a strategy that we believe will benefit future owners.  Senior management, including Brian Gladden, CFO, and Tom Sweet, VP Corporate Finance, both highlighted this fact on the Q1’14 earnings call:

“In many cases, these are accounts that we feel very good about [with respect to] the long-term profitability and the impact on our cash flow over time.  So while we may not see that showing up as a positive in the P&L in the short term, we think for the long term it’s the right thing to do to get ourselves back in price position to scale the business,” as per Brian Gladden.

“We are investing and acquiring new customer accounts that will benefit our long-term profitability and cash flow,” as per Tom Sweet.

(emphasis added)

We therefore can only ask, based on these statements by management and the BCG analysis mentioned above, why is the Board recommending a " freeze-out" transaction that denies stockholders the right , if they so choose, to participate in the " long term" potential upside that Dell management themselves see for Dell.

A MESSAGE TO THE DELL SPECIAL COMMITTEE

Now that our financing is committed and in place, we call upon the Dell Special Committee to engage in a direct, face to face sit down meeting with us (not through its highly paid advisors as has occurred in the past).  As always, it is our desire that our proposal be treated as a Superior Proposal made by an Excluded Person under the Merger Agreement, and thereby save stockholders $270 million in additional break-up fees that may otherwise be claimed by Silver Lake.

 It is mystifying to us how any independent Board which is charged with duties as fiduciaries can recommend to shareholders a $13.65 per share " freeze-out" merger with Michael Dell/Silver Lake as superior to a proposal that provides stockholder the choice to receive $14 per share for at least 72% of their shares and, based on their own projections and on the BCG analysis mentioned above, to own their remaining shares earning between $3.72 and as high as $5.51 per share. We believe that it would be a sad outcome for stockholders and would, to say the least, reflect terribly on all who are involved in this process if, after purchasing shares at what we perceive to be a substantially undervalued price of $13.65 per share, Michael Dell and Silver Lake earned substantial returns on their investment while other stockholders are forced to sell. It would be even worse if Dell were sold (or broken up) by Michael Dell and Silver Lake in a transaction or transactions with one or more strategic acquirers for a very large profit.

We therefore ask the Board to find our proposal to be a "Superior Proposal" or at the very least to change its recommendation regarding the  Michael Dell/Silver Lake transaction

We look forward to hearing your answer in the very near future.

Sincerely,

Carl C. Icahn Chairman Icahn Enterprises, L.P.

If you have any questions concerning the Proxy Statement or would like additional copies, please contact D.F. King & Co., Inc. at 1-800-347-4750 or dell@dfking.com.

*	For detailed information relating to the BCG cases, please see Dell’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on May 30, 2013.

**
The $14 Tender Offer is subject to a number of contingencies.  First, the $14 Tender Offer would require that Dell stockholders defeat the Michael Dell/Silver Lake merger at the special meeting scheduled to be held on July 18, 2013 (the “Special Meeting”).  Second, Dell stockholders would need to elect a Board that is willing to pursue the $14 Tender Offer transaction.  As discussed in the Icahn/Southeastern Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 26, 2013, Icahn and Longleaf Partners Fund have notified Dell that they intend to nominate six Icahn nominees and six Longleaf Partners Fund nominees, respectively, for election to the Dell Board at the 2013 Annual Meeting of Stockholders.  Finally, the Dell Board would then need to approve the $14 Tender Offer transaction after reviewing it consistent with their fiduciary duties as directors, as well as cause Dell to have the financing for the $14 Tender Offer.  While we believe these director nominees (or a majority thereof), if elected, will approve the $14 Tender Offer, there can be no assurance that the $14 Tender Offer transaction will occur, even if Dell stockholders defeat the Michael Dell/Silver Lake merger at the Special Meeting and even if some or all of the Icahn nominees and the Longleaf Partners Fund nominees are elected to the Board.

NOTICE TO INVESTORS

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT, DATED JUNE 26, 2013, AND OTHER DOUCMENTS RELATED TO THE SOLICITATION OF PROXIES BY ICAHN ENTERPRISES, LP, SOUTHEASTERN ASSET MANAGEMENT, INC. AND THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF DELL INC. FOR USE AT DELL INC.’S SPECIAL MEETING OF STOCKHOLDERS SCHEDULED TO BE HELD ON JULY 18, 2013 BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION.  A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY HAVE BEEN MAILED TO STOCKHOLDERS OF DELL INC. AND ARE ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT, DATED JUNE 26, 2013. EXCEPT AS OTHERWISE DISCLOSED IN THE DEFINITIVE PROXY STATEMENT, THE PARTICIPANTS HAVE NO INTEREST IN DELL INC. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK OF DELL INC. AS DISCLOSED IN THE DEFINITIVE PROXY STATEMENT.  WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this letter, and the documents referred to in this letter, are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives.  Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties.  Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties.  Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements.  Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,”  “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “management believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified under the section entitled “Risk Factors” in Dell’s Annual Report on Form 10-K for the year ended February 1, 2013 and under the section entitled “Cautionary Statement Concerning Forward-Looking Information” in Dell’s Definitive Proxy Statement filed with the SEC on May 31, 2013.  Such forward-looking statements should therefore be construed in light of such factors, and Icahn and Southeastern are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Susan Gordon
(212) 702-4309